ARS

AMBASE CORPORATION

P.E.
12-31-03

2003 Annual Report

Dear Fellow Stockholders:

During 2003, a number of long outstanding issues were decided. For some issues it was a final resolution; for another issue it was the next step in a long and hard fought continuing battle.

We were very pleased with the final favorable resolution of the matter *Marshall Manley vs. AmBase Corporation*. This matter was originally commenced by Mr. Manley in 1996, and could have had a significant adverse impact to the Company. The Second Circuit Court of Appeals, in August 2003, rejected Mr. Manley's appeal of the favorable decision the Company received in 2001. This matter is now successfully concluded.

In November 2003, AmBase's pursuit for the reimbursement of expenses from City Investing Company Liquidating Trust relating to the Withholding Tax Court case was ended.

The *Supervisory Goodwill* litigation and recovery of damages due to the United States Government's breach of contract continues to be a priority for the Company. In August 2003, the Company received a long awaited decision from Senior Judge Loren Smith in the Court of Federal Claims (the "Court of Claims") with regard to the Company's Motion for Partial Summary Judgment on Liability under the Fifth Amendment Takings Claim Theory. Oral arguments on that motion were originally heard by Senior Judge Smith in October 2000.

The Court of Claims ruled that the Government entered into and breached its supervisory goodwill contracts with the Company's wholly owned subsidiary, Carteret. The Court of Claims; however, rejected the Company's claim that it was entitled to recover damages directly from the Government under the Takings Clause for the loss of Carteret. Specifically, the Court of Claims held that the Company could not recover damages under the Takings Clause because the Company could be restored to the position it was in before the breach through Carteret's breach of contract action. Although the Company is pleased with the Court of Claims recognition that the Government breached its contracts with Carteret, the Company is disappointed that the Court of Claims rejected the Company's Takings Clause claim.

In response to the Court of Claims ruling, the Company has filed several additional motions with the Court of Claims. Oral arguments on these motions were heard by Senior Judge Smith in November 2003. The Company is currently awaiting his decision. AmBase argues that because Carteret would not have been seized but for the Government's breach of contract, no receivership deficit would have been incurred. Accordingly, the Company argues Carteret should be entitled to recover contract damages that include both: (i) the full amount of the receivership deficit, as an offset to the deficit; and (ii) the full amount of the positive value it would have had but for the breach. Alternatively, the Company argues, if Carteret is not entitled to recover both these amounts, or if any award must be offset by the amount of the receivership deficit, the Company should be entitled to demonstrate why the receivership deficit has been erroneously overstated. The Department of Justice responds with the theories that Carteret would have failed even if Supervisory Goodwill was counted. The FDIC, who is both the receiver for the estate of Carteret (and hence its legal advocate in court) as well as a creditor of the estate, takes the position that the Court of Claims has no jurisdiction to review the accuracy, validity, or amount of the Carteret receivership deficit reported by the FDIC. That receivership deficit consists of the FDIC's subrogated claim against the thrift, interest, taxes, and administrative expenses charged by the FDIC to the thrift. Because the receivership deficit continues to accrue interest, it grows on a daily basis. The FDIC has represented to the Court of Claims that it does not expect to present any expert testimony articulating a theory of damages for Carteret that would exceed the current size of the receivership. While the failure to seek damages in excess of the receivership deficit has previously been held to be cause for dismissal for lack of standing, the FDIC has stated that it believes it still has standing in this case based upon the damage theories it expects the Company to present.

The Company is also reviewing the briefing in another *Supervisory Goodwill* case, *Bailey vs. United States*, that has a petition for certiorari pending with the United States Supreme Court. The Company expects to file an amicus brief in support of the Bailey petition. A decision as to whether or not the Supreme Court will hear the Bailey case is expected prior to the end of the Supreme Court's current term, which ends June 30, 2004.

The Company continues to work very closely with outside advisors on the Company's *Supervisory Goodwill* litigation and carefully monitors the status of other *Supervisory Goodwill* cases which may be relevant to the Company's claims, but are not necessarily indicative of the ultimate outcome of the Company's actions. We look forward to a successful resolution of the Company's case, unfortunately, we have no idea of the court's timetable or the final result.

We are continuing to pursue other legal and tax recoveries; however, the litigation and the tax recovery process can be quite lengthy. We will continue to carefully preserve and deploy our asset base and manage costs accordingly.

At year end 2003, the Company's assets, consisting principally of cash, investment securities and real estate owned, totaled $41.7 million; liabilities were approximately $12.3 million. Stockholders' equity was a positive $29.4 million.

Further details with regard to all of these items are provided in the attached Annual Report on Form 10-K. We will keep our shareholders abreast of material developments through our quarterly statements and press releases.

The attached Annual Report addresses the key issues in detail and you should read it carefully.

Richard A. Bianco
Chairman, President
And Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-07265

AMBASE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	95-2962743
(State of incorporation)	(I.R.S. Employer Identification No.)

100 Putnam Green, 3rd Floor, Greenwich, CT 06830-6027
(Address of principal executive offices)

Registrant's telephone number, including area code: (203) 532-2000

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Common Stock ($0.01 par value)

Rights to Purchase Common Stock

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. _X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ______ No __X__

At February 27, 2004, there were 46,233,519 shares of registrant's Common Stock outstanding. At June 30, 2003 the aggregate market value of registrant's voting securities (consisting of its Common Stock) held by nonaffiliates of the registrant, based on the average bid and asking price on such date of the Common Stock of $0.87 per share, was approximately $31 million. The Common Stock constitutes registrant's only outstanding class of security.

Portions of the registrant's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, which Proxy Statement registrant intends to file with the Securities and Exchange Commission not later than 120 days after the close of its fiscal year, is incorporated by reference with respect to certain information contained therein, in Part III of this Annual Report.

The Exhibit Index is located in Part IV, Item 15, Page 32.

AmBase Corporation

Annual Report on Form 10-K
December 31, 2003

TABLE OF CONTENTS **Page**

PART I

Item 1.	Business	1
Item 2.	Properties	2
Item 3.	Legal Proceedings	2
Item 4.	Submission of Matters to a Vote of Security Holders	2
	Executive Officers of the Registrant	2

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	3
Item 6.	Selected Financial Data	3
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	8
Item 8.	Financial Statements and Supplementary Data	9
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	30
Item 9A.	Controls and Procedures	30

PART III

Item 10.	Directors and Executive Officers of the Registrant	30
Item 11.	Executive Compensation	30
Item 12.	Security Ownership of Certain Beneficial Owners & Management & Related Stockholder Matters	31
Item 13.	Certain Relationships and Related Transactions	31
Item 14.	Principal Accountant Fees and Services	31

PART IV

Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	32

PART I

ITEM 1. BUSINESS

AmBase Corporation (the "Company" or "AmBase") is a Delaware corporation that was incorporated in 1975 by City Investing Company ("City"). AmBase is a holding company that, through a wholly owned subsidiary, owns two commercial office buildings in Greenwich, Connecticut that are managed and operated by the Company. One building is approximately 14,500 square feet and is substantially leased to unaffiliated third parties with approximately 3,500 square feet utilized by the Company for its executive offices. The other building is approximately 38,000 square feet and is leased to unaffiliated third parties.

The Company's assets currently consist primarily of cash and cash equivalents, investment securities, and real estate owned. The Company's main source of operating revenue is rental income received from real estate owned. The Company also earns non-operating revenue principally consisting of interest income earned on investment securities and cash equivalents. The Company continues to evaluate a number of possible acquisitions, and is engaged in the management of its assets and liabilities, including the contingent assets, as described in *Part II - Item 8 - Note 10* to the Company's consolidated financial statements. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements. The Company had 5 employees at December 31, 2003.

Background

City originally incorporated AmBase as the holding company for The Home Insurance Company, and its affiliated property and casualty insurance companies ("The Home"). In 1985, City, which owned all the outstanding shares of the Common Stock of the Company, distributed the Company's shares to City's common stockholders. The Home was sold in February 1991.

In August 1988, the Company acquired Carteret Bancorp Inc. Carteret Bancorp Inc., through its principal wholly owned subsidiary, Carteret Savings Bank, FA ("Carteret"), was principally engaged in retail and consumer banking, and mortgage banking including mortgage servicing. On December 4, 1992, the Office of Thrift Supervision ("OTS") placed Carteret in receivership under the management of the Resolution Trust Corporation ("RTC") and a new institution, Carteret Federal Savings Bank, was established to assume the assets and certain liabilities of Carteret. Following the seizure of Carteret, the Company was deregistered as a savings and loan holding company by the OTS, although the OTS retains jurisdiction for any regulatory violations prior to deregistration. See *Part II - Item 8 - Note 10* to the Company's consolidated financial statements for a discussion of *Supervisory Goodwill* litigation relating to Carteret.

In December 1997, the Company formed a new wholly owned subsidiary, SDG Financial Corp. ("SDG Financial"), to pursue merchant banking activities. SDG Financial purchased an equity interest in SDG, Inc. ("SDG") and was granted the exclusive right to act as the investment banking/financial advisor to SDG, Inc. and all of its subsidiaries and affiliates. The Company also purchased convertible preferred and common stock in AMDG, Inc. ("AMDG"), a majority owned subsidiary of SDG. SDG and AMDG are development stage pharmaceutical companies. In 2002 the Company recorded a write down of its investments in SDG and AMDG, see *Part II - Item 7 - Results of Operations*, for further information.

STOCKHOLDER INQUIRIES

Stockholder inquiries, including requests for the following: (i) change of address; (ii) replacement of lost stock certificates; (iii) Common Stock name registration changes; (iv) Quarterly Reports on Form 10-Q; (v) Annual Reports on Form 10-K; (vi) proxy material; and (vii) information regarding stockholdings, should be directed to:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Shareholder Services
(800) 937-5449 or (718) 921-8200 Ext. 6820

Copies of Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Proxy Statements can also be obtained directly from the Company free of charge by sending a request to the Company by mail as follows:

AmBase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06830
Attn: Shareholder Services

In addition, the Company's public reports, including Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Proxy Statements, can be obtained through the Securities and Exchange Commission ("SEC") EDGAR Database over the World Wide Web at www.sec.gov. Materials filed with the SEC may also be read or copied by visiting the SEC's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

ITEM 2. PROPERTIES

The Company owns two commercial office buildings in Greenwich, Connecticut. One building is approximately 14,500 square feet and is substantially leased to unaffiliated third parties with approximately 3,500 square feet utilized by the Company for its executive offices. The second building is approximately 38,000 square feet and is leased to unaffiliated third parties.

ITEM 3. LEGAL PROCEEDINGS

For a discussion of the Company's legal proceedings, including the Company's *Supervisory Goodwill* litigation, see *Part II - Item 8 - Note 10* to the Company's consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

Each executive officer is elected to serve in the executive officer capacity set forth opposite his respective name until the next Annual Meeting of Stockholders. The Company is not aware of any family relationships between any of the executive officers or directors of the Company.

Set forth below is a list of executive officers of the Company at December 31, 2003:

Name	Age	Title
Richard A. Bianco	56	Chairman, President and Chief Executive Officer
John P. Ferrara	42	Vice President, Chief Financial Officer and Controller

Mr. Bianco was elected a director of the Company in January 1991, and has served as President and Chief Executive Officer of the Company since May 1991. On January 26, 1993, Mr. Bianco was elected Chairman of the Board of Directors of the Company. He served as Chairman, President and Chief Executive Officer of Carteret, then a subsidiary of the Company, from May 1991 to December 1992.

Mr. Ferrara was elected to the position of Vice President, Chief Financial Officer and Controller of the Company in December 1995, having previously served as Acting Chief Financial Officer, Treasurer and Assistant Vice President and Controller since January 1995; as Assistant Vice President and Controller from January 1992 to January 1995; and as Manager of Financial Reporting from December 1988 to January 1992.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of the Company trades through one or more market makers, with quotations made available in the "pink sheets" published by the National Quotation Bureau, Inc. ("Pink Sheets"), under the symbol ABCP. The sales prices per share for the Company's Common Stock represent the range of the reported high and low bid quotations as indicated in the Pink Sheets or as communicated orally to the Company by market makers. Such prices reflect interdealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 0.90	$ 0.70	$ 1.60	$ 1.11
Second Quarter	0.90	0.71	1.44	0.95
Third Quarter	1.11	0.68	1.10	0.91
Fourth Quarter	0.85	0.64	0.97	0.88

As of January 30, 2004, there were approximately 16,000 beneficial owners of the Company's Common Stock. No dividends were declared or paid on the Company's Common Stock in 2003 or 2002. The Company does not intend to declare or pay dividends in the foreseeable future.

For information concerning the Company's stockholder rights plan and common stock repurchase plan, see *Part II - Item 8 - Note 5* to the Company's consolidated financial statements.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with the Company's consolidated financial statements included in *Part II - Item 8* of this Form 10-K.

	Years ended December 31				
(in thousands, except per share data)	2003	2002 (a)	2001 (b)	2000	1999
Operating revenue	$ 2,578	$ 477	$ 179	$ -	$ -
Interest income	334	705	2,099	2,795	2,166
Net income (loss)	(3,559)	(5,133)	62,110	5,174	(4,515)
Net income (loss) per common share					
Basic	$ (0.08)	$ (0.11)	$ 1.34	$ 0.11	$ (0.10)
Assuming dilution	(0.08)	(0.11)	1.34	0.11	(0.10)
Dividends	-	-	-	-	-
Total assets	$ 41,668	$ 43,656	$ 50,445	$ 53,102	$ 47,678
Total stockholders' equity	29,367	32,902	38,013	(24,097)	(29,424)

(a) Net loss in 2002 includes a $1,600,000 charge to reflect a write down of the Company's investments in SDG and AMDG. See *Part II - Item 7 - Results of Operations,* for further information.

(b) Net income in 2001 includes a $66,388,000 withholding obligation reserve reversal which was reflected as other income in the Consolidated Statement of Operations. See *Part II - Item 7 - Results of Operations,* for further information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and related notes, which are contained in *Part II - Item 8,* herein.

Financial Condition and Liquidity

The Company's assets at December 31, 2003, aggregated $41,668,000, consisting principally of cash and cash equivalents of $2,785,000, investment securities of $19,103,000 and real estate owned of $19,331,000. At December 31, 2003, the Company's liabilities aggregated $12,301,000. Total stockholders equity was $29,367,000.

The liability for the supplemental retirement plan (the" Supplemental Plan"), which is accrued but not funded, increased to $9,292,000 at December 31, 2003 from $7,608,000 at December 31, 2002. The Supplemental Plan liability reflects the actuarially determined Accrued Pension Costs in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The increased liability is the result of an additional year of accrued service and interest cost on the liability. The Supplemental Plan liability is further affected by changes in discount rates and experience which could be different from that assumed. See *Part II - Item 8 - Note 7* for further details.

For the year ended December 31, 2003, cash of $2,158,000 was used by operations, including the payment of operating expenses and prior year accruals, partially offset by the receipt of rental income, interest income and investment earnings. The cash needs of the Company for 2003 were principally satisfied by rental income and interest income received on investment securities and cash equivalents and to a lesser extent, the Company's financial resources. Management believes that the Company's cash resources are sufficient to continue operations for 2004.

For the year ended December 31, 2002, cash of $5,936,000 was used by operations, including the payment of operating expenses and prior year accruals, partially offset by the receipt of interest income. The cash needs of the Company for 2002 were principally satisfied by interest income received on investment securities and cash equivalents, the Company's financial resources and rental income.

For the year ended December 31, 2001, cash of $4,640,000 was used by operations, including the payment of prior year accruals and operating expenses, partially offset by the receipt of interest income. The cash needs of the Company for 2001 were principally satisfied by interest income received on investment securities and cash equivalents, and the Company's financial resources.

Real estate owned, consists of two commercial office buildings in Greenwich, Connecticut which the Company owns and manages. One building is approximately 14,500 square feet, is substantially leased to unaffiliated third parties with approximately 3,500 square feet utilized by the Company for its executive offices. The other building is approximately 38,000 square feet and is leased to unaffiliated third parties.

During June 2003, the Company repurchased 50,000 shares of common stock at a purchase price of $0.75 per share pursuant to its common stock repurchase plan. There are no additional material commitments for capital expenditures as of December 31, 2003. Inflation has had no material impact on the business and operations of the Company.

The Company continues to evaluate a number of possible acquisitions, and is engaged in the management of its assets and liabilities, including the contingent assets. Discussions and negotiations are ongoing with respect to certain of these matters. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements. As of December 31, 2003, the residual balance of the litigation reserves of $1,267,000 was reclassified to other liabilities for the payment of previously reserved for legal fees. Prior year amounts have been reclassified for comparison purposes. For a discussion of lawsuits and proceedings, including a discussion of the *Supervisory Goodwill* litigation, see *Part II - Item 8 - Note 10* to the Company's consolidated financial statements.

Results of Operations

Summarized financial information for the operations of the Company for the years ended December 31 is as follows:

(in thousands)	2003	2002	2001
Revenues:			
Rental income	$ 2,578	$ 477	$ 179
Operating expenses:			
Compensation and benefits	3,852	3,515	5,021
Professional and outside services	1,476	1,641	1,020
Property operating & maintenance	491	130	117
Depreciation	329	74	57
Insurance	100	73	65
Other operating	188	161	186
	6,436	5,594	6,466
Operating loss	(3,858)	(5,117)	(6,287)
Interest income	334	705	2,099
Realized gains on sales of investment securities available for sale	64	-	-
Other income	26	215	75
Other income - termination of postretirement welfare plans	-	788	-
Reversal of withholding obligation reserve	-	-	66,388
Write down of investments	-	(1,600)	-
Income (loss) before income taxes	(3,434)	(5,009)	62,275
Income tax expense	(125)	(124)	(165)
Net income (loss)	$ (3,559)	$ (5,133)	$ 62,110

The Company's main source of operating revenue is rental income earned on real estate owned. The Company also earns non-operating revenue consisting principally of interest income on investment securities and cash equivalents. The Company's management expects that operating cash needs in 2004 will be met principally by rental income, the receipt of non-operating revenue consisting of interest income earned on investment securities and cash equivalents, and the Company's current financial resources.

For the year ended December 31, 2003, the Company recorded a net loss of $3,559,000 or $0.08 per share.

The Company recorded a net loss of $5,133,000 or $0.11 per share, for the year ended December 31, 2002. As further described below, 2002 results include non-recurring other income of $788,000 representing the termination of postretirement benefit plans and $215,000 of additional other income. The year ended December 31, 2002 also includes a charge of $1,600,000 to reflect a write down of the Company's investments in SDG and AMDG, as further described below.

For the year ended December 31, 2001, the Company recorded net income of $62,110,000 or $1.34 per share. As further described below, 2001 results include non-recurring other income representing the reversal of the Withholding Obligation reserve.

Rental income of $2,578,000 in 2003, compared to $477,000 in 2002, and $179,000 in 2001, reflects a full year of rental income for the 38,000 square foot commercial office building purchased in December 2002. The increased amounts of $477,000 in 2002, compared to $179,000 in 2001, is the result of the 2001 period only reflected eight months of rental income for a 14,500 square foot building acquired in April 2001.

Compensation and benefits were $3,852,000 in 2003, $3,515,000 in 2002 and $5,021,000 in 2001. The increase in 2003 compared to 2002 is primarily due to an increase in supplemental retirement plan accruals. The increased amount in 2001 compared to 2002 is primarily due to an increase in 2001 incentive compensation paid as a result of the successful resolution of the withholding obligation issue as further described below.

Professional and outside services decreased to $1,476,000 in 2003 from $1,641,000 in 2002, and rose from $1,020,000 in 2001. The decrease in 2003 compared to 2002 is the result of legal fees incurred in 2002 relating to the Zurich arbitration proceedings which were not incurred in 2003, partially offset by increased legal fees incurred for the *Supervisory Goodwill* litigation as a result of the court decision and subsequent filings during 2003. The increase for the year 2002 compared with the year 2001 is primarily due to legal expenses incurred in connection with the Zurich Arbitration proceedings. Expenses for professional and outside services in 2003, 2002 and 2001 do not include costs associated with defending pending and threatened litigation, which were previously reserved for and were charged against the litigation reserves when paid.

Property operating and maintenance expenses were $491,000 in 2003, $130,000 in 2002 and $117,000 in 2001. The 2003 period includes expenses relating to both of the Company's owned commercial office buildings for a full year. The 2002 period includes expenses relating to a 14,500 square foot building for a full year, plus expenses for a 38,000 square foot building for December 2002. The lower expense in 2001 compared to 2002 is due to the fact that the 2001 period reflects property ownership expenses for a 14,500 square foot building for only 8 months, offset to some extent by office relocation costs incurred in 2001. Property operating and maintenance expenses have not been reduced by tenant reimbursements.

Interest income was $334,000 in 2003, $705,000 in 2002, $2,099,000 in 2001. The decrease in 2003 compared to the 2002 period, was primarily attributable to a lower average level of investment securities held as a result of the building purchased in December 2002, and to a lesser extent, a lower yield on cash equivalents and investment securities. These decreases were partially offset by interest income received on higher yielding investment securities available for sale. The decrease in 2002 compared to the 2001 period, was primarily attributable to a lower yield on cash equivalents and investment securities, and to a lesser extent, a lower average level of investment securities. Interest rates on investments in treasury bills decreased throughout 2003 compared to 2002 and 2001. During 2003 interest rates on investments in treasury bills ranged from approximately 1.4% down to 0.9% compared to approximately 1.9% down to 1.2% in 2002 and approximately 6.0% down to 3.5% in 2001.

In the year ended December 31, 2003, other income represents a federal income tax refund for the tax year 1996. Other income of $215,000 in 2002 is principally attributable to the collection on an investment previously written off. Other income of $75,000 for the year ended December 31, 2001 is attributable to the collection of a receivable previously considered uncollectable.

In 2002, additional other income of $788,000, is the result of the full termination of the retiree medical and life insurance plans in accordance with generally accepted accounting principles. The Company has no future liability for any of these medical or life insurance plans. The Company and its subsidiaries do not provide postretirement welfare benefits to current employees.

The 2001 results include a $66,388,000 Withholding Obligation reserve reversal which is reflected as other income in the Consolidated Statement of Operations as a result of a May 2001 United States Tax Court ruling in favor of City Investing Company ("City"), holding that City was not liable for the payment of withholding taxes. The IRS had contended that the withholding of tax on interest payments were due by City in connection with City's Netherlands Antilles finance subsidiary for the years 1979 through 1985.

Write down of investments in 2002 reflects the Company's write down of its investments in SDG and AMDG of $1,250,000 and $350,000, respectively. The Company recorded the write down in September 2002, in connection with the ongoing evaluation of its investments, and the determination that the value of its investments in SDG and AMDG had been other than temporarily impaired. Under GAAP, if an investment is other than temporarily impaired, the Company is required to reflect an adjustment in its Financial Statements.

Factors considered in the Company's decision to write down these investments included, in part, the general inactive status of SDG's and AMDG's clinical testing, as well as SDG's and AMDG's current financial condition. The Company is not selling or disposing of its investments in SDG or AMDG and remains hopeful that it will be able to fully realize its investment value. In September 2000, the Company filed a lawsuit against SDG, and certain of its officers and directors, to pursue claims against the parties, including but not limited to SDG's failure to honor a contract which granted the Company the right to act as the exclusive investment banking/financial advisor to SDG, and all of its subsidiaries and affiliates. See *Part II - Item 8, Note 10* to the Company's consolidated financial statements, for further information. The Company will continue to monitor the status of its SDG and AMDG investments and vigorously pursue recovery of its legal claims. However, there can be no assurance that the Company will be able to recover all or any part of its investment in these companies or that its legal actions will be successful.

The 2003, 2002 and 2001 income tax provisions of $125,000, $124,000 and $165,000, respectively, are principally attributable to state and local taxes.

A reconciliation between income taxes computed at the statutory federal rate and the provision for income taxes is included in *Part II - Item 8 - Note 9* to the Company's consolidated financial statements.

From time to time, the Company may publish "Forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Act"), and Section 21E of the Securities Exchange Act of 1934, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in occupancy rates or real estate values, (v) changes in regulatory requirements which could affect the cost of doing business, (vi) general economic conditions, (vii) changes in the rate of inflation and the related impact on the securities markets, (viii) changes in federal and state tax laws, and (ix) risks arising from unfavorable decisions in the Company's current material litigation matters, or unfavorable decisions in other supervisory goodwill cases. The Company does not undertake any obligation to update or revise any forward-looking statements whether as a result of future events, new information or otherwise.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. The determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following accounting policies, which are important to our financial position and results of operations, require a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. For a summary of all our accounting policies, including the accounting policies discussed below, see *Part II - Item 8 - Note 2.*

Supplemental Retirement Plan: Our supplemental pension plan (the "Supplemental Plan") accrued liability and benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, and projected future earnings, which are updated on an annual basis at the beginning of each year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Material changes in our accrued Supplemental Plan liability and annual costs may occur in the future due to changes in assumptions or experience different than that assumed. The Supplemental Plan liability is not funded and is net of unrecognized losses of $1,730,000.

The key assumptions used in developing the 2003 Supplemental Plan benefit costs and accrued liability were a 6.25% discount rate, a 6.0% rate of compensation increase, and the amortization of unrecognized losses over the average remaining lives of active participants. These assumptions were consistent with prior year assumptions except that the discount rate was reduced by one-half of a percent due to current market conditions.

Legal Proceedings: From time to time the Company and its subsidiaries may be named as a defendant in various lawsuits or proceedings. Based on the favorable resolution during 2003, of litigation pending, the Company presently is not aware of any pending or threatened litigation which could have a material adverse effect on the consolidated financial statements presented herein. Management of the Company in consultation with outside legal counsel continually reviews the likelihood of liability and associated costs of pending and threatened litigation including the basis for the calculation of any litigation reserves. The assessment of these reserves includes an exercise of judgment and is a matter of opinion. As of December 31, 2003, the residual balance of the litigation reserves of $1,267,000 was reclassified to other liabilities for the payment of previously reserved for legal fees. Prior year amounts have been reclassified for comparison purposes. The Company intends to aggressively contest all threatened litigation and contingencies, as well as pursue all sources for contributions to settlements. For a discussion of lawsuits and proceedings, see *Part II - Item 8 - Note 10.*

Income Tax Audits: The Company's federal, state and local tax returns, from time to time, may be audited by the tax authorities, which could result in proposed assessments or a change in the net operating loss ("NOL") carryforwards currently available. The Company's federal income tax returns for the years subsequent to 1992 have not been reviewed by the Internal Revenue Service. The accrued amounts for income taxes reflects management's best judgment as to the amounts payable for all open tax years.

Deferred Tax Assets: As of December 31, 2003, the Company had deferred tax assets arising primarily from net operating loss carryforwards and alternative minimum tax credits available to offset taxable income in future periods. A valuation allowance has been established for the entire net deferred tax asset of $34 million, as management, at the current time, has no basis to conclude that realization is more likely than not. The valuation allowance was calculated in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which places primary importance on a company's cumulative operating results for the current and preceding years. We intend to maintain a valuation allowance for the entire deferred tax asset until sufficient positive evidence exists to support a reversal. See *Part II - Item 8 - Note 9.*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company holds short-term investments as a source of liquidity. The Company's interest rate sensitive investments at December 31, 2003 and 2002, with maturity dates of less than one year consist of the following:

(in thousands)	2003		2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
U.S. Treasury Bills	$17,329	$17,331	$ 18,259	$ 18,260
Weighted average interest rate	0.94%		1.24%	

The Company's current policy is to minimize the interest rate risk of its short-term investments by investing in U.S. Treasury Bills with maturities of less than one year. There were no significant changes in market exposures or the manner in which interest rate risk is managed during the year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and Stockholders of
AmBase Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of AmBase Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 15, 2004

AMBASE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31

(in thousands, except per share data)	2003	2002	2001
Revenues:			
Rental income	$ 2,578	$ 477	$ 179
Operating expenses:			
Compensation and benefits	3,852	3,515	5,021
Professional and outside services	1,476	1,641	1,020
Property operating and maintenance	491	130	117
Depreciation	329	74	57
Insurance	100	73	65
Other operating	188	161	186
	6,436	5,594	6,466
Operating loss	(3,858)	(5,117)	(6,287)
Interest income	334	705	2,099
Realized gains of the sales of investment securities available for sale	64	-	-
Other income	26	215	75
Other income - termination of postretirement welfare plans	-	788	-
Reversal of withholding obligation reserve	-	-	66,388
Write down of investments	-	(1,600)	-
Income (loss) before income taxes	(3,434)	(5,009)	62,275
Income tax expense	(125)	(124)	(165)
Net income (loss)	$ (3,559)	$ (5,133)	$ 62,110
Net income (loss) per common share:			
Basic	$ (0.08)	$ (0.11)	$ 1.34
Assuming dilution	(0.08)	(0.11)	1.34
Weighted average common shares outstanding:			
Basic	46,182	46,209	46,209
Assuming dilution	46,182	46,209	46,314

The accompanying notes are an integral part of these consolidated financial statements.

AMBASE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31

(in thousands, except for share amounts)	2003	2002
***Assets*:**		
Cash and cash equivalents	$ 2,785	$ 4,918
Investment securities:		
Held to maturity (market value $17,331 and $18,260, respectively)	17,329	18,259
Available for sale, carried at fair value	1,774	621
Total investment securities	19,103	18,880
Accounts receivable	21	109
Real estate owned:		
Land	6,954	6,954
Buildings	12,810	12,772
	19,764	19,726
Less: accumulated depreciation	(433)	(104)
Real estate owned, net	19,331	19,622
Other assets	428	127
Total assets	$ 41,668	$ 43,656
Liabilities and Stockholders' Equity:		
Liabilities:		
Accounts payable and accrued liabilities	$ 1,376	$ 1,563
Supplemental retirement plan	9,292	7,608
Other liabilities	1,633	1,583
Total liabilities	12,301	10,754
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock ($0.01 par value, 200,000,000 authorized, 46,335,007 issued)	463	463
Paid-in capital	547,940	547,940
Accumulated other comprehensive income	84	22
Accumulated deficit	(518,435)	(514,876)
Treasury stock, at cost - 176,488 and 126,488 shares, respectively	(685)	(647)
Total stockholders' equity	29,367	32,902
Total liabilities and stockholders' equity	$ 41,668	$ 43,656

The accompanying notes are an integral part of these consolidated financial statements.

AMBASE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common stock	Paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock	Total
December 31, 2000............	$ 463	$ 547,940	$ -	$ (571,853)	$ (647)	$(24,097)
Net income........................	-	-	-	62,110	-	62,110
December 31, 2001............	463	547,940	-	(509,743)	(647)	38,013
Net loss............................	-	-	-	(5,133)	-	(5,133)
Other comprehensive income	-	-	22	-	-	22
December 31, 2002............	463	547,940	22	(514,876)	(647)	32,902
Net loss............................	-	-		(3,559)	-	(3,559)
Common stock repurchased	-	-	-	-	(38)	(38)
Other comprehensive income	-	-	62	-	-	62
December 31, 2003............	$ 463	$ 547,940	$ 84	$ (518,435)	$ (685)	$ 29,367

The accompanying notes are an integral part of these consolidated financial statements.

AMBASE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31
(in thousands)

	2003	2002	2001
Net income (loss)	$ (3,559)	$ (5,133)	$ 62,110
Unrealized holding gains on investment securities - available for sale, net of tax effect of $0..	84	22	-
Comprehensive income (loss)	$ (3,475)	$ (5,111)	$62,110

The accompanying notes are an integral part of these consolidated financial statements.

AMBASE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31

(in thousands)	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (3,559)	$ (5,133)	$ 62,110
Adjustments to reconcile net income (loss) to net cash used by operating activities:			
Accretion of discount - investment securities	(198)	(631)	(2,037)
Depreciation and amortization	329	74	57
Realized gains on investment securities available for sale	(64)	-	-
Termination of postretirement welfare plans	-	(788)	-
Reversal of withholding obligation reserve	-	-	(66,388)
Changes in other assets and liabilities:			
Accounts receivable	88	(103)	-
Write down of investments	-	1,600	-
Other assets	(301)	(85)	(3)
Accounts payable and accrued liabilities	(187)	(1,704)	1,378
Other liabilities	1,734	813	243
Other, net	-	21	-
Net cash used by operating activities	(2,158)	(5,936)	(4,640)
Cash flows from investing activities:			
Maturities of investment securities - held to maturity	50,001	128,715	102,765
Purchases of investment securities - held to maturity	(48,873)	(106,111)	(94,413)
Purchases of investment securities - available for sale	(1,668)	(599)	-
Sales of investment securities - available for sale	641	-	-
Building improvements	(38)	-	-
Purchase of real estate	-	(17,291)	(2,435)
Other, net	-	10	9
Net cash provided by investing activities	63	4,724	5,926
Cash flows from financing activities:			
Common stock repurchased	(38)	-	-
Net cash used by financing activities	(38)	-	-
Net increase (decrease) in cash and cash equivalents	(2,133)	(1,212)	1,286
Cash and cash equivalents at beginning of year	4,918	6,130	4,844
Cash and cash equivalents at end of year	$ 2,785	$ 4,918	$ 6,130
Supplemental cash flow disclosure:			
Income taxes paid	$ 135	$ 156	$ 179

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization

AmBase Corporation (the "Company") is a holding company which, through a wholly owned subsidiary, owns two commercial office buildings in Greenwich, Connecticut and a 6.3% ownership interest in SDG, Inc. ("SDG"), a development stage pharmaceutical company. The Company previously held a majority ownership interest in Augustine Asset Management, Inc. ("Augustine"), an investment advisor, and also previously owned an insurance company and a savings bank.

In February 1991, the Company sold its ownership interest in The Home Insurance Company ("The Home") and its subsidiaries. On December 4, 1992, Carteret Savings Bank, FA ("Carteret") was placed in receivership by the Office of Thrift Supervision ("OTS").

The Company's main source of operating revenue is rental income earned on real estate owned. The Company also earns non-operating revenue principally consisting of interest earned on investment securities and cash equivalents. The Company continues to evaluate a number of possible acquisitions, and is engaged in the management of its assets and liabilities, including the contingent assets, as described in *Note 10.*

Note 2 - Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2003 presentation.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions, that it deems reasonable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates and assumptions.

Principles of consolidation:

The consolidated financial statements are comprised of the accounts of the Company and its majority owned subsidiaries. All material intercompany transactions and balances have been eliminated. The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair market value and the amount of the write down is included in the Consolidated Statement of Operations.

Cash and cash equivalents:

Highly liquid investments, consisting principally of funds held in short-term money market accounts, are classified as cash equivalents.

Investment securities:

Securities that the Company has both the positive intent and ability to hold to maturity are classified as investment securities - held to maturity and are carried at amortized cost. Investment securities - available for sale, which are those securities that may be sold prior to maturity, are carried at fair value, with any net unrealized gains or losses reported in a separate component of stockholders' equity, net of taxes.

Interest and dividends on investment securities are recognized in the Consolidated Statement of Operations when earned. Realized gains and losses on the sale of investment securities - available for sale are calculated using an average cost basis for determining the cost basis of the securities. The fair value of publicly traded investment securities is determined by reference to current market quotations.

Income taxes:

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets are recognized immediately when a more likely than not criterion is met; that is, a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. At the present time, management has no basis to conclude that realization is more likely than not and a valuation reserve has been recorded against net deferred tax assets.

Earnings per share:

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options to issue common stock were exercised.

Stock-based compensation:

The Company adopted the disclosure requirements of the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and continues to account for stock compensation using APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), making pro forma disclosures of net income (loss) and earnings per share as if the fair value based method had been applied. No compensation expense, attributable to stock incentive plans, has been charged to earnings. For a further discussion and a summary of assumptions used, see *Note 8*.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. If the Company had elected to recognize compensation cost for stock options based on the fair value at the date of grant for stock options, consistent with the method prescribed by Statement 123, net income (loss) and net income (loss) per share for the year ended December 31, would have been changed to the pro forma amounts indicated below.

(in thousands, except per share data)	2003	2002	2001
Net income (loss):			
As reported	$ (3,559)	$ (5,133)	$ 62,110
Deduct: pro forma stock based compensation expense for stock options pursuant to Statement 123	(104)	(216)	(42)
Pro forma	$ (3,663)	$ (5,349)	$ 62,068
Net income (loss) per common share:			
Basic - as reported	$ (0.08)	$ (0.11)	$ 1.34
Basic - pro forma	(0.08)	(0.11)	1.34
Assuming dilution - as reported	(0.08)	(0.11)	1.34
Assuming dilution - pro forma	(0.08)	(0.11)	1.34

Deferred rent receivable and revenue recognition:

The Company earns rental income under operating leases with tenants. Minimum lease rentals are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable and is included in other assets on the Consolidated Balance Sheets. Revenue from tenant reimbursement of common area maintenance, utilities and other operating expenses are recognized pursuant to the tenant's lease when earned and due from tenants.

Property operating and maintenance:

Included in property operating and maintenance are expenses for common area maintenance, utilities, real estate taxes and other reimbursable operating expenses, which have not been reduced by amounts reimbursable by tenants pursuant to lease agreements.

Depreciation:

Depreciation expense for buildings is calculated on a straight-line basis over 39 years. Tenant improvements are typically depreciated over the remaining life of the tenants lease.

New Accounting Pronouncements:

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combination" (SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired. SFAS 142 requires that goodwill not be amortized but instead be measured for impairment. The Company adopted SFAS 141 and SFAS 142 effective July 1, 2001.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee regardless if the guarantor receives separate identifiable consideration.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 provides guidance on identifying entities for which control is achieved through means other than through voting rights and how to determine if the entity should be consolidated. In addition, FIN 46 requires all enterprises with a significant interest in the entity to make additional disclosures.

The adoption of SFAS 141, SFAS 142, FIN 46 and FIN 46 have not had a significant effect, individually or in the aggregate, on the Company's consolidated financial position or consolidated results of operations.

Note 3 - Investment Securities

Investment securities - held to maturity consist of U.S. Treasury Bills with original maturities of one year or less and are carried at amortized cost based upon the Company's intent and ability to hold these investments to maturity.

Investment securities - available for sale, consist of investments in equity securities held for an indefinite period and are carried at fair value with net unrealized gains and losses recorded directly in a separate component of stockholders' equity.

Investment securities at December 31 consist of the following:

	2003			2002		
(in thousands)	Carrying Value	Cost or Amortized Cost	Fair Value	Carrying Value	Cost or Amortized Cost	Fair Value
Held to Maturity:						
U.S. Treasury Bills.......	$ 17,329	$ 17,329	$ 17,331	$ 18,259	$ 18,259	$ 18,260
Available for Sale:						
Equity Securities..........	1,774	1,690	1,774	621	599	621
	$ 19,103	$ 19,019	$ 19,105	$ 18,880	$ 18,858	$ 18,881

The gross unrealized gains on investment securities at December 31, consist of the following:

(in thousands)	2003	2002
Held to Maturity - Gross unrealized gains	$ 2	$ 1
Available for Sale - Gross unrealized gains	$ 84	$ 22

The realized gain on the sale of investment securities available for sale for the years ended December 31, 2003 and 2002, is as follows:

(in thousands)	2003	2002
Net sale proceeds	$ 641	$ -
Cost basis	(577)	-
Realized gain..........	$ 64	$ -

In 2002, in connection with the ongoing evaluation of its investments, the Company determined the value of its investments in SDG and AMDG, Inc. ("AMDG") had been other than temporarily impaired. Under GAAP, if an investment is other than temporarily impaired, the Company is required to reflect an adjustment in its Financial Statements. Accordingly, the Company recorded a write down, during 2002, of its investments in SDG and AMDG of $1,250,000 and $350,000, respectively. See *Note 10 - Legal Proceedings - Litigation with SDG, Inc.* for further information. The Company retains ownership of these investment securities consisting of convertible preferred stock and common stock in AMDG, which were purchased through private placements. These investments are carried at a written down value of $0 at December 31, 2003 and 2002.

Note 4 - Earnings Per Share

The calculation of basic and diluted earnings per share, including the effect of dilutive securities, for the years ended December 31, is as follows:

(in thousands, except per share data)	2003	2002	2001
Net income (loss)	$ (3,559)	$ (5,133)	$ 62,110
Weighted average common shares outstanding	46,182	46,209	46,209
Effect of Dilutive Securities:			
Assumed stock option exercise	-	-	105
Weighted average common shares outstanding assuming dilution	46,182	46,209	46,314
Net income (loss) per common share:			
Basic	$ (0.08)	$ (0.11)	$ 1.34
Assuming dilution	(0.08)	(0.11)	1.34

Options to purchase common stock of 1,125,000 shares in 2003, 1,170,000 shares in 2002 and 175,000 shares in 2001 were excluded from the computation of diluted earnings per share because these options were antidilutive.

Note 5 - Stockholders' Equity

Authorized capital stock consists of 50,000,000 shares of cumulative preferred stock, $0.01 par value, and 200,000,000 shares of Common Stock, $0.01 par value.

Changes in the outstanding shares of Common Stock of the Company are as follows:

	2003	2002	2001
Balance at beginning of year	46,208,519	46,208,519	46,208,519
Common shares repurchased	(50,000)	-	-
Balance at end of year	46,158,519	46,208,519	46,208,519

During June 2003, the Company repurchased 50,000 shares of common stock at a purchase price of $0.75 per share pursuant to its common stock repurchase plan.

At December 31, 2003, Common Stock balances exclude 176,488 treasury shares carried at an average cost of $3.88 per share, aggregating approximately $685,000. At December 31, 2002 and 2001, Common Stock balances exclude 126,488 treasury shares carried at an average of $5.12 per share aggregating approximately $647,000.

At December 31, 2003, there were 5,185,000 common shares reserved for issuance under the Company's stock option and other employee benefit plans.

The Company issued 75,000 previously authorized common shares during February 2004, in connection with the exercise of an employee stock option at the exercise price of $0.21 per share.

Stockholder Rights Plan:

On January 29, 1986, the Company's Board of Directors declared a dividend distribution of one right for each outstanding share of Common Stock of the Company. The rights, as amended, which entitle the holder to purchase from the Company a common share at a price of $75.00, are not exercisable until either a person or group of affiliated persons acquires 25% or more of the Company's outstanding common shares or upon the commencement or disclosure of an intention to commence a tender offer or exchange offer for 20% or more of the common shares. The rights are redeemable by the Company at $0.05 per right at any time until the earlier of the tenth day following an accumulation of 20% or more of the Company's shares by a single acquirer or group, or the occurrence of certain Triggering Events (as defined in the Stockholder Rights Plan). In the event the rights become exercisable and thereafter, the Company is acquired in a merger or other business combination, or in certain other circumstances, each right will entitle the holder to purchase from the surviving corporation, for the exercise price, Common Stock having a market value of twice the exercise price of the right. The rights are subject to adjustment to prevent dilution and expire on February 10, 2006.

Common Stock Repurchase Plan:

The Company's Board of Directors has approved and authorized management to establish and implement a common stock repurchase plan (the "Repurchase Plan"). The Repurchase Plan is dependent upon favorable business conditions and acceptable purchase prices for the common stock and allows for the repurchase of up to 10 million shares of the Company's common stock in the open market. During June 2003, the Company repurchased 50,000 shares of common stock at a purchase price of $0.75 per share pursuant to the Repurchase Plan.

Note 6 - Comprehensive Income

Comprehensive income (loss), for the year ended December 31 is composed of net income (loss) and other comprehensive income (loss) which includes the change in unrealized gains on investment securities available for sale, as follows:

(in thousands)	2003		2002	
	Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income	Unrealized Gains on Investment Securities	Accumulated Other Comprehensive Income
Balance beginning of period	$ 22	$ 22	$ -	$ -
Change during the period	62	62	22	22
Balance end of period	$ 84	$ 84	$ 22	$ 22

There were no components of other comprehensive income (loss) during 2001.

Note 7 - Pension and Savings Plans

The Company sponsors a non-qualified supplemental retirement plan ("Supplemental Plan") under which only one current executive officer and certain former officers of the Company are participants. The cost of the Supplemental Plan is actuarially determined and is accrued but not funded.

Pension expense for the Supplemental Plan for the years ended December 31 was as follows:

(in thousands)	2003	2002	2001
Service cost of current period	$ 870	$ 756	$ 537
Interest cost on projected benefit obligation	646	549	521
Amortization of unrecognized losses	206	82	51
	$ 1,722	$ 1,387	$ 1,109

A reconciliation of the changes in the projected benefit obligation from the beginning of the year to the end of the year is as follows:

(in thousands)	2003	2002
Projected benefit obligation at beginning of year	$ 9,601	$ 8,077
Service cost	869	756
Interest cost	646	549
Actuarial (gain) loss, including effect of change in assumptions	(56)	679
Benefits paid	(38)	(460)
Projected benefit obligation at end of year	$ 11,022	$ 9,601

Accrued pension costs for the Supplemental Plan at December 31, and the major assumptions used to determine these amounts, are summarized below:

(dollars in thousands)	2003	2002
Actuarial present value of benefit obligations:		
Accumulated benefit obligations, fully vested	$ 9,238	$ 7,521
Projected benefit obligation for service rendered to date	$11,022	$ 9,601
Unrecognized net loss	(1,730)	(1,993)
Accrued pension costs	$ 9,292	$ 7,608
Major assumptions:		
Discount rate	6.25%	6.75%
Rate of increase in future compensation	6.0%	6.0%

The Company sponsors the AmBase 401(k) Savings Plan (the "Savings Plan"), which is a "Section 401(k) Plan" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). The Savings Plan permits eligible employees to make contributions of up to 15% of salary, which are matched by the Company at a percentage determined annually. The employer match is currently 100% of the employee's salary eligible for deferral. Employee contributions to the Savings Plan are invested at the employee's discretion, in various investment funds. The Company's matching contributions are invested in the same manner as the salary reduction contributions. The Company's matching contributions to the Savings Plan, charged to expense, were $36,000, $24,000 and $14,000 in 2003, 2002 and 2000, respectively. All contributions are subject to maximum limitations contained in the Code.

Note 8- Incentive Plans

Under the Company's 1994 Senior Management Incentive Compensation Plan (the "1994 Plan"), an executive officer of the Company whose compensation is required to be reported to stockholders under the Securities Exchange Act of 1934 (the "Participants") and who is serving as such at any time during the fiscal year as to which an award is granted, may receive an award of a cash bonus ("Bonus"), in an amount determined by the Personnel Committee of the Company's Board of Directors (the "Committee") and payable from an annual bonus fund (the "Annual Bonus Pool"). The Committee may award Bonuses under the 1994 Plan to Participants not later than 120 days after the end of each fiscal year (the "Reference Year").

If the Committee grants a Bonus under the 1994 Plan, the amount of the Annual Bonus Pool will be an amount equal to the sum of (i) plus (ii), where:

(i) is ten percent (10%) of the amount by which the Company's Total Stockholders' Equity, as defined, on the last day of a Reference Year increased over the Company's Total Stockholders' Equity, as defined, on the last day of the immediately preceding Reference Year; and

(ii) is five percent (5%) of the amount by which the Company's market value, as defined, on the last day of the Reference Year increased over the Company's market value on the last day of the immediately preceding Reference Year.

Notwithstanding the foregoing, the 1994 Plan provides that in the event of a decrease in either or both of items (i) and/or (ii) above, the Annual Bonus Pool is determined by reference to the last Reference Year in which there was an increase in such item. If the Committee determines within the 120-day time period to award a Bonus, the share of the Annual Bonus Pool to be allocated to each Participant shall be as follows: 45% of the Annual Bonus Pool shall be allocated to the Company's Chief Executive Officer, and 55% of the Annual Bonus Pool shall be allocated pro rata to each of the Company's Participants as determined by the Committee. The Committee in its discretion may reduce the percentage of the Annual Bonus Pool to any Participant for any Reference Year, and such reduction shall not increase the share of any other Participant. The 1994 Plan is not the exclusive plan under which the Executive Officers may receive cash or other incentive compensation or bonuses. No Bonuses were paid attributable to the 1994 Plan for 2003.

Under the Company's 1993 Stock Incentive Plan (the "1993 Plan"), the Company may grant to officers and employees of the Company and its subsidiaries, stock options ("Options"), stock appreciation rights ("SARs"), restricted stock awards ("Restricted Stock"), merit awards ("Merit Awards") and performance share awards ("Performance Shares"), through May 28, 2008. An aggregate of 5,000,000 shares of the Company's Common Stock are reserved for issuance under the 1993 Plan (upon the exercise of Options and Stock Appreciation Rights, upon awards of Restricted Stock and Performance Shares); however, of such shares, only 2,500,000 shares in the aggregate shall be available for issuance for Restricted Stock Awards and Merit Awards. Such shares shall be authorized but unissued shares of Common Stock. Options may be granted as incentive stock options ("ISOs") intended to qualify for favorable tax treatment under Federal tax law or as nonqualified stock options ("NQSOs"). SARs may be granted with respect to any Options granted under the 1993 Plan and may be exercised only when the underlying Option is exercisable. The 1993 Plan requires that the exercise price of all Options and SARs be equal to or greater than the fair market value of the Company's Common Stock on the date of grant of that Option. The term of any ISO or related SAR cannot exceed ten years from the date of grant, and the term of any NQSO cannot exceed ten years and one month from the date of grant. Subject to the terms of the 1993 Plan and any additional restrictions imposed at the time of grant, Options and any related SARs ordinarily will become exercisable commencing one year after the date of grant. In the case of a "Change of Control" of the Company (as defined in the 1993 Plan), Options granted pursuant to the 1993 Plan may become fully exercisable as to all optioned shares from and after the date of such Change in Control in the discretion of the Committee or as may otherwise be provided in the grantee's Option agreement. Death, retirement, or absence for disability will not result in the cancellation of any Options.

As a condition to any award of Restricted Stock or Merit Award under the 1993 Plan, the Committee may require a participant to pay an amount equal to, or in excess of, the par value of the shares of Restricted Stock or Common Stock awarded to him or her. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered during a "Restricted Period", which in the case of grants to employees shall not be less than one year from the date of grant. The Restricted Period with respect to any outstanding shares of Restricted Stock awarded to employees may be reduced by the Committee at any time, but in no event shall the Restricted Period be less than one year. Except for such restrictions, the employee as the owner of such stock shall have all of the rights of a stockholder including, but not limited to, the right to vote such stock and to receive dividends thereon as and when paid. In the event that an employee's employment is terminated for any reason, an employee's Restricted Stock will be forfeited; provided, however, that the Committee may limit such forfeiture in its sole discretion. At the end of the Restricted Period, all shares of Restricted Stock shall be transferred free and clear of all restrictions to the employee. In the case of a Change in Control of the Company (as defined in the 1993 Plan), an employee may receive his or her Restricted Stock free and clear of all restrictions in the discretion of the Committee, or as may otherwise be provided pursuant to the employee's Restricted Stock award.

Performance Share awards of Common Stock under the 1993 Plan shall be earned on the basis of the Company's performance in relation to established performance measures for a specific performance period. Such measures may include, but shall not be limited to, return on investment, earnings per share, return on stockholder's equity, or return to stockholders. Performance Shares may not be sold, assigned, transferred, pledged or otherwise encumbered during the relevant performance period. Performance Shares may be paid in cash, shares of Common Stock or shares of Restricted Stock in such portions as the Committee may determine. An employee must be employed at the end of the performance period to receive payments of Performance Shares; provided, however, in the event that an employee's employment is terminated by reason of death, disability, retirement or other reason approved by the Committee, the Committee may limit such forfeiture in its sole discretion. In the case of a Change in Control of the Company (as defined in the 1993 Plan), an employee may receive his or her Performance Shares in the discretion of the Committee, or as may otherwise be provided in the employee's Performance Share award.

During January 2004, the Board of Directors of the Company approved the award of incentive and non-qualified stock options to certain employees to acquire 240,000 shares of AmBase Common Stock at exercise prices $0.66 per share, pursuant to the 1993 Plan.

The Company's 1985 Stock Option Plan (the "1985 Plan"), provided for the granting of up to 2,000,000 shares of stock options for the purchase of Common Stock to salaried employees, through May 22, 1995. No additional stock options can be awarded under the 1985 Plan. As of December 31, 2003, 75,000 shares were reserved for issuance under the 1985 Plan. These shares were issued in February 2004, pursuant to the exercise of an employee stock option.

Incentive plan activity is summarized as follows:

(shares in thousands)	1993 Stock Incentive Plan		1985 Stock Option Plan	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at December 31, 2000	370	$ 2.38	75	$ 0.21
Granted	280	0.64	-	-
Forfeited	(255)	1.86	-	-
Outstanding at December 31, 2001	395	$ 1.49	75	$ 0.21
Granted	700	1.14	-	-
Outstanding at December 31, 2002	1,095	$ 1.27	75	$ 0.21
Expired	(45)	4.02	-	-
Exercised	-	-	-	-
Outstanding at December 31, 2003	1,050	$ 1.15	75	$ 0.21
Options exercisable at:				
December 31, 2003	614	$ 1.14	75	$ 0.21
December 31, 2002	285	1.81	75	0.21
December 31, 2001	145	2.85	75	0.21

The following table summarizes information about the Company's stock options outstanding and exercisable under the 1985 Plan and 1993 Plan at December 31, 2003, as follows:

(shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.21	75	1	$ 0.21	75	$ 0.21
$0.60 to $0.66	220	2	0.66	220	0.66
$0.95 to $1.05	60	2	1.03	60	1.03
$1.09 to $1.19	700	5	1.14	264	1.10
$2.56 to $3.65	70	2	2.88	70	2.88
Total	1,125			689	

The Company has adopted the disclosure only provisions of Statement 123, but continues to apply APB 25 in accounting for employee stock options. No compensation expense, attributable to stock incentive plans, has been charged to earnings. The fair value of stock options granted by the Company in 2002 and 2001 used to compute pro forma net income (loss) and earnings per share disclosures is the estimated fair value at date of grant. No employee stock options were granted in 2003.

The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on factors as follows:

	2002	2001
Dividend yield	0%	0%
Volatility	0.56	0.51
Risk free interest rate	5.04%	5.04%
Expected life in years	5-6	4-6
Weighted average fair value at grant date	$0.59	$0.25

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, and given the substantial changes in the price per share of the Company's Common Stock, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For a summary of the pro forma amounts calculated in accordance with SFAS 123, see *Note 2.*

Note 9 - Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

(in thousands)	2003	2002	2001
Income tax expense - current state and local	$ (125)	$ (124)	$ (165)

The components of pretax income (loss) and the difference between income taxes computed at the statutory federal rate of 35% in 2003, 2002 and 2001, and the provision for income taxes for the years ended December 31 follows:

(in thousands)	2003	2002	2001
Income (loss) before income taxes	$ (3,434)	$ (5,009)	$ 62,275
Tax (expense) benefit:			
Tax at statutory federal rate	$ 1,202	$ 1,753	$(21,796)
Reversal of Withholding Obligation reserve	-	-	23,236
Accounting loss benefit not recognized	(1,202)	(1,753)	(1,440)
State income taxes	(125)	(124)	(165)
Income tax expense	$ (125)	$ (124)	$ (165)

State income tax amounts for 2003, 2002 and 2001, respectively, primarily consist of a minimum tax on capital to the state of Connecticut.

AMBASE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)

As a result of the Office of Thrift Supervision's December 4, 1992 placement of Carteret in receivership, under the management of the Resolution Trust Corporation ("RTC")/Federal Deposit Insurance Corporation ("FDIC"), and then proposed Treasury Reg. §1.597-4(g), the Company had previously filed its 1992 and subsequent federal income tax returns with Carteret disaffiliated from the Company's consolidated federal income tax return. Based upon the impact of Treasury Reg. §1.597-4(g), which was issued in final form on December 20, 1995, a continuing review of the Company's tax basis in Carteret, and the impact of prior year tax return adjustments on the Company's 1992 federal income tax return as filed, the Company decided not to make an election pursuant to final Treasury Reg. §1.597-4(g) to disaffiliate Carteret from the Company's consolidated federal income tax return effective as of December 4, 1992 (the "Election Decision").

The Company has made numerous requests to the RTC/FDIC for tax information pertaining to Carteret and the resulting successor institution, Carteret Federal Savings Bank ("Carteret FSB"); however all of the information still has not been received. Based on the Company's Election Decision, described above, and the receipt of some of the requested information from the RTC/FDIC, the Company has amended its 1992 consolidated federal income tax return to include the federal income tax effects of Carteret and Carteret FSB (the "1992 Amended Return"). The Company is still in the process of amending its consolidated federal income tax returns for 1993 and subsequent years.

The Company anticipates that, as a result of filing a consolidated federal income tax return with Carteret FSB, a total of approximately $170 million of tax NOL carryforwards will be generated from the Company's tax basis in Carteret/Carteret FSB as tax losses are incurred by Carteret FSB of which $158 million are still available for future use. Based on the Company's filing of the 1992 Amended Return (the "1992 Amended Return"), approximately $56 million of NOL carryforwards are generated for tax year 1992 which expire in 2007, with the remaining approximately $102 million of NOL carryforwards to be generated, expiring no earlier than 2008. These NOL carryforwards would be available to offset future taxable income, in addition to the NOL carryforwards as further detailed below. The IRS is currently reviewing the Company's 1992 Amended Return in connection with several carryback claims filed by the Company, as further described below. The Company can give no assurances with regard to the 1992 Amended Return or amended returns for subsequent years, or the final amount or expiration of NOL carryforwards ultimately generated from the Company's tax basis in Carteret.

In March 2000, the Company filed several carryback claims and amendments to previously filed carryback claims with the IRS (the "Carryback Claims") seeking refunds from the IRS of alternative minimum tax and other federal income taxes paid by the Company in prior years plus applicable IRS interest, based on the filing of the 1992 Amended Return. The Carryback Claims and 1992 Amended Return are currently being reviewed by the IRS. In April 2003, IRS examiners issued a letter to the Company proposing to disallow the Carryback Claims. The Company has sought administrative review of the letter by protesting to the Appeals Division of the IRS. The Company has met with IRS Appeals Officials to discuss the Carryback Claims and the appeals process is ongoing. The Company can give no assurances that the Carryback Claims will be ultimately allowed by the IRS, the final amount of the refunds, if any, or when they might be received.

Based upon the Company's federal income tax returns as filed from 1993 to 2002 (subject to IRS audit adjustments), and excluding the NOL carryforwards generated from the Company's tax basis in Carteret/Carteret FSB, as noted above, at December 31, 2003, the Company has NOL carryforwards available to reduce future federal taxable income, which expire if unused, as follows:

2008	$1,300,000
2009	6,900,000
2010	5,300,000
2012	1,100,000
2018	5,400,000
2019	4,000,000
2020	2,600,000
2021	4,000,000
2022	3,200,000
	$33,800,000

The Company's federal income tax returns for the years subsequent to 1992 have not been reviewed by the IRS. The utilization of certain carryforwards is subject to limitations under U.S. federal income tax laws. In addition, the Company has approximately $21 million of AMT credit carryforwards ("AMT Credits"), which are not subject to expiration. Based on the filing of the Carryback Claims, as further discussed above, the Company is seeking to realize approximately $8 million of the $21 million of AMT Credits.

The Company has calculated a net deferred tax asset of $34 million and $31 million as of December 31, 2003 and 2002, respectively, arising primarily from NOL's and alternative minimum tax credits (not including the anticipated tax effects of the NOL's expected to be generated from the Company's tax basis in Carteret, resulting from the Election Decision, as more fully described above). A valuation allowance has been established for the entire net deferred tax asset, as management, at the current time, has no basis to conclude that realization is more likely than not.

Note 10 - Legal Proceedings

The Company is or has been a party in a number of lawsuits or proceedings, including the following:

(a) Marshall Manley v. AmBase Corporation. On November 14, 1996, Marshall Manley ("Manley"), a former President, Chief Executive Officer and Director of the Company, commenced an action against the Company, seeking indemnification from the Company pursuant to a May 27, 1993 employment settlement agreement between Manley and the Company. Manley sought reimbursement of certain alleged payments he made to the Trustee in the bankruptcy proceedings of the law firm of Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey (the "Manley action"), of approximately $2.4 million plus interest, arguing that he served at such firm at the request of the Company. The Company filed its answer on January 21, 1997, raising substantial affirmative defenses which the Company vigorously pursued. On October 30, 1997, AmBase amended its Answer and Counterclaims to include a claim of fraud against Manley. In December 1997, Manley moved for summary judgment. The Company raised substantial opposition to the motion and moved to strike certain of Manley's affirmative defenses which Manley raised in connection with the Company's fraud claim against Manley. Oral argument on Manley's Motion for Summary Judgment and the Company's motion to strike Manley's affirmative defenses was held on May 15, 1998. The court denied both motions. The jury trial of the plaintiff's breach of contract claims took place in May 2000 in the United States District Court for the Southern District of New York, and resulted in a verdict against the Company. The Company's counterclaims for fraud and reformation were tried to the Court immediately following the jury's verdict. In December 2000, the Court, in response to the Company's motion for judgment as a matter of law and/or for a new trial, vacated the jury's earlier verdict (thereby nullifying it) and ordered a new trial. Subsequent to the Court's vacatur of the jury's verdict in January 2001, the Court dismissed the Company's counterclaims for fraud and reformation. A second jury trial was held in November 2001, which resulted in a verdict in favor of the Company. Manley then filed a Notice of Appeal and a Fed. R. Civ. P. 59 motion seeking to set aside this second verdict. In March 2002, the Court denied Manley's Fed. R. Civ. P. 59 motion. In April 2002, Manley filed an amended Notice of Appeal. Oral argument on the amended Notice of Appeal was heard in January 2003. In July 2003, the Second Circuit issued a written decision denying all of Manley's claims in his Notice of Appeal. On August 19, 2003, the Second Circuit issued its mandate rejecting the appeal. Manley did not petition the Second Circuit for rehearing nor petition the United States Supreme Court for a Writ of Certiorari to review the Second Circuit's decision. This matter is, therefore, concluded.

(b) Litigation with SDG, Inc. In September 2000, the Company filed a lawsuit in the United States District Court for the District of Connecticut (Case No. 3:00CV1694 (DJS)) (the "Court") against SDG Inc. ("SDG"), and certain of its officers and directors to pursue various claims against such parties, including, but not limited to, the claims that SDG failed to honor a binding contract which granted the Company the right to act as the exclusive investment banking/financial advisor to SDG, and its subsidiaries and affiliates. SDG filed various counterclaims which the Company believes are without merit. A trial in this matter was completed during May 2003, and all parties submitted post trial briefs during August 2003. The Court has not yet made a ruling. The Company will continue to monitor the status of SDG and its subsidiary, AMDG, Inc., and vigorously pursue the matter.

(c) *Supervisory Goodwill Litigation.* During the third quarter of 1993, the Company filed a claim against the United States, in the United States Court of Federal Claims (the "Court of Federal Claims" or the "Court"), based upon the impact of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") on the Company's investment in Carteret Savings Bank ("Carteret"). Approximately 120 other similar so-called "supervisory goodwill" cases, were commenced by other financial institutions and/or their shareholders, many are still pending in the Court of Federal Claims. Three of these cases, *Winstar Corp. v. United States, Glendale Federal Bank, FSB v. United States,* and *Statesman Savings Holding Corp. v. United States* (the "Consolidated Cases"), which involve many of the same issues raised in the Company's suit, were appealed to the United States Supreme Court (the "Supreme Court"). On July 1, 1996, the Supreme Court issued a decision in the Consolidated Cases. The Supreme Court's decision affirmed the lower Court's grant of summary judgment in favor of the plaintiffs on the issue of liability and remanded the cases for a determination of damages. Although the decision in the Consolidated Cases is beneficial to the Company's case, it is not necessarily indicative of the ultimate outcome of the Company's action.

On September 18, 1996, the Court of Federal Claims entered an Omnibus Case Management Order that will govern further proceedings in the Company's action and most of the other so-called "*Winstar*-related" cases. On March 14, 1997, the Court entered an order permitting the Federal Deposit Insurance Company ("FDIC") to intervene as an additional plaintiff in forty-three cases, including the Company's case, but not allowing the FDIC to be substituted as the sole plaintiff in those cases.

On March 20, 1998, the FDIC filed a motion for partial summary judgment against the United States on certain liability issues, and the Company filed a memorandum in support of that motion. Fact discovery for the Company was completed November 30,1999 pursuant to an extension of time granted by the Court. On September 9, 1999, the Company filed a Motion For Partial Summary Judgment On Liability under a Fifth Amendment *Takings* claim theory of recovery. On November 24, 1999, the FDIC, as successor to the rights of Carteret and as Plaintiff-Intervenor in the case, filed a response brief opposing the Company's Motion. On December 6, 1999, the Department of Justice (the "DOJ") (on behalf of the United States) filed a brief opposing the Company's Motion For Partial Summary Judgment On Liability and Cross-Moved for Summary Judgment On the Company's *Takings* claim. On January 25, 2000, the Company responded to the DOJ's brief and the FDIC's brief by filing a Brief (i) In Reply To Defendant's Opposition To Plaintiffs' Motion For Partial Summary Judgment, (ii) In Opposition To Defendant's Cross-Motion For Summary Judgment, and (iii) In Reply To FDIC's Response To Plaintiffs' Motion For Partial Summary Judgment. On February 22, 2000 the DOJ filed a brief in Reply To Plaintiffs' Opposition To Defendant's Cross-Motion For Summary Judgment.

On October 2, 2000, Senior Judge Loren Smith of the Court of Federal Claims heard oral arguments in the Company's *Supervisory Goodwill* case against the United States government. The Court heard arguments both as to the contractual liability of the United States to Carteret Savings Bank, and as to the Company's claim against the United States under the Takings Clause of the Fifth Amendment.

On August 25, 2003, the Court of Federal Claims issued a decision in which it (i) ruled that the Government had entered into and breached its supervisory goodwill contracts with the Company's wholly-owned subsidiary, Carteret; (ii) rejected the Company's claim that it was entitled to recover damages directly from the Government under the Takings Clause for the loss of Carteret; and (iii) rejected the Company's claim that the Government had "illegally exacted" $62.5 million that the Company paid into Carteret subsequent to the Government's breach of the Goodwill contracts. Specifically, the Court held that the Company could not recover damages under the Takings Clause because it could be restored to the position it was in before the breach through Carteret's breach of contract action.

On September 17, 2003, the Company filed a Motion to Dismiss The FDIC and to Define The Appropriate Measure of Carteret's Contract Damages. On September 30, 2003, the FDIC, as plaintiff-intervenor in the case, and the United States, as defendant in the case, each filed a separate response to the Company's motion. On October 1, 2003, the Court held a telephonic status conference pursuant to an order set forth in the August 25, 2003 opinion.

Pursuant to that status conference, the Court ordered that through their additional briefing on the Company's Motion to Dismiss the FDIC and to define the appropriate measure of Carteret's contract damages (i.e., through the Company's reply brief and the surreply brief granted to the FDIC and the United States), the parties should address the question of, "whether the Court has the power to review the amount of the receivership deficit as administered by the FDIC." In an order dated October 16, 2003, the Court modified the briefing schedule such that the Company filed its reply brief as required on October 31, 2003, and the surreply brief of the FDIC and the United States were filed as required in November, 2003. The Court held oral argument on this issue on November 20, 2003. The Company is currently awaiting a ruling. No assurance can be given regarding the ultimate outcome of the litigation.

Both the Court of Federal Claims and the Court of Appeals for the Federal Circuit have issued numerous decisions in cases that involve claims against the United States based upon its breach of its contracts with savings and loan institutions through its 1989 enactment of FIRREA. In particular, the Federal Circuit has issued decisions rejecting Takings Clause claims advanced by shareholders of failed thrifts. *Castle v. United States*, 301F.3d 1328 (Fed. Cir. 2002); *Bailey v. United States*, 341 F.3d 1342 (Fed. Cir 2003), *petition for certiorari* filed January 26, 2004, currently pending. These decisions, as well as other decision in *Winstar*-related cases, are publicly available and may be relevant to the Company's claims, but are not necessarily indicative of the ultimate outcome of the Company's actions.

(d) Other

AmBase Corporation v. City Investing Company Liquidating Trust, et al. - New York Court Action. On January 31, 2001, the Company filed a Complaint in the United States District Court for the Southern District of New York (the "NY Court") seeking determination that City Investing Company Liquidating Trust (the "Trust"), as successor to City Investing Company ("City"), should be primarily liable for amounts, if any, owed to the IRS in connection with a Netherlands Antilles withholding tax issue of City. The IRS had contended that the withholding of tax on interest payments were due by City in connection with City's Netherlands Antilles finance subsidiary for the years 1979 through 1985. The Company was also seeking other relief and certain other damages from the Trust and its Trustees. On February 23, 2001, the Trust filed a Motion to Dismiss the Company's Complaint in this action. On March 9, 2001 the Company filed its opposition to the Trust's Motion to Dismiss. On March 19, 2001 the Trust filed its reply to the Company's opposition. On May 30, 2001, the Company submitted a letter to Judge Stanton, before whom the case was docketed, acknowledging that the Tax Court had ruled against the IRS on the issue of whether or not any withholding obligation was due, and that this decision, would render the declaratory judgment portion of the Company's action against the Trust moot. On October 26, 2001, a pre-trial conference was held before Judge Stanton, during which he authorized the Company to supplement its prior opposition to the pending motion to dismiss. Those supplemental memoranda and affidavits were filed in November 2001. Thereafter, the Trust filed its reply. On January 11, 2002, the NY Court dismissed the Company's Complaint. The Company timely filed a Fed. R. Civ. P. Rule 59 motion ("Rule 59 Motion") seeking to set aside the NY Court's decision to dismiss the Complaint that was subsequently responded to by the Trust. In February 2002 the NY Court denied the Company's Rule 59 Motion. The Company subsequently filed an appeal of the NY Court decision, to the Second Circuit Court of Appeals. Oral argument on the appeal was held in November 2002. On April 3, 2003, a panel of the Second Circuit issued a decision affirming the dismissal of the Company's complaint. The Company filed a petition for rehearing to the Second Circuit and on June 12, 2003, the Second Circuit panel that issued the April 3, 2003, decision denied the petition for rehearing and the Second Circuit denied the petition for rehearing *in banc*. On September 10, 2003, the Company petitioned the United States Supreme Court for a Writ of Certiorari seeking review of the Second Circuit's decision. On October 15, 2003, the Trust filed its opposition to the Company's petition. On October 27, 2003, the Company filed its reply to the Trust's opposition. In November 2003, the United State Supreme Court denied the Company's Writ of Certiorari. This matter, therefore, is concluded.

Note 11 - Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The fair value of investment securities - held to maturity and investment securities available for sale are based on current market quotations. During 2002, other investment securities were written down to their net realizable value as further described in Note 3. The carrying value of applicable other liabilities approximates their fair value.

Note 12 - Property Owned

The Company owns two commercial office buildings in Greenwich, Connecticut that contain 14,500 and 38,000 square feet, respectively. The Company utilizes a small portion of the office space in the first building for its executive offices and leases the remaining square footage to unaffiliated third parties. The buildings are carried at cost, net of accumulated depreciation of $433,000 and $104,000 at December 31, 2003 and 2002, respectively. Depreciation expense is recorded on a straight-line basis over 39 years. Tenant security deposits of $308,000 and $226,000 at December 31, 2003 and 2002, respectively, are included in other liabilities.

The property is leased to tenants under operating leases with varying terms. Future minimum rentals receivable from tenants under non-cancelable operating leases, excluding tenant reimbursements of operating expenses and real estate tax escalations, are approximately as follows:

	December 31
2004	$ 1,790,000
2005	1,818,000
2006	1,635,000
2007	1,441,000
2008	937,000
Thereafter	814,000

Rent expense charged to earnings, for office space previously leased, was $43,000 for the year ended December 31, 2001.

Note 13 - Quarterly Financial Information (unaudited)

Summarized quarterly financial information follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2003:					
Revenues	$ 614	$ 617	$ 615	$ 732	$ 2,578
Operating expenses	1,392	1,857	1,573	1,614	6,436
Operating loss	(778)	(1,240)	(958)	(882)	(3,858)
Loss before income taxes	(693)	(1,102)	(875)	(764)	(3,434)
Net loss	(724)	(1,133)	(907)	(795)	(3,559)
Net loss per common share:					
Basic	$ (0.02)	$ (0.02)	(0.02)	(0.02)	(0.08)
Assuming dilution	(0.02)	(0.02)	(0.02)	(0.02)	(0.08)
2002:					
Revenues	$ 74	$ 71	$ 83	$ 249	$ 477
Operating expenses	1,147	1,288	1,411	1,748	5,594
Operating loss	(1,073)	(1,217)	(1,328)	(1,499)	(5,117)
Loss before income taxes	(675)	(1,029)	(2,739)	(566)	(5,009)
Net loss	(706)	(1,060)	(2,770)	(597)	(5,133)
Net loss per common share:					
Basic	$ (0.02)	$ (0.02)	$ (0.06)	$ (0.01)	$ (0.11)
Assuming dilution	(0.02)	(0.02)	(0.06)	(0.01)	(0.11)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of December 31, 2003, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning executive officers required by this item is set forth following Item 4 of Part I of this report under the caption "Executive Officers of the Registrant", pursuant to General Instruction G to Form 10-K. For the information required to be set forth by the Company in response to this item concerning directors of the Company, see the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 21, 2004, under the captions "Proposal No. 1 - Election of Director" and "Information Concerning the Board and its Committees", which is incorporated herein by reference, which the Company intends to file with the Securities and Exchange Commission not later than 120 days after the close of its 2003 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

For the information required to be set forth by the Company in response to this item, see the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 21, 2004, under the captions "Executive Compensation" and "Employment Contracts", which are incorporated herein by reference, which the Company intends to file with the Securities and Exchange Commission not later than 120 days after the close of its 2003 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table summarizes information about securities authorized for issuance under equity compensation plans of the Company at December 31, 2003 as follows:

	Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Shares available for future issuance
Equity Compensation Plans approved by stockholders	1,125,000	$ 1.07	3,950,000
Equity Compensation Plan not approved by stockholders	-		110,000
Total	1,125,000	$ 1.07	4,060,000

Plan not approved by stockholders

The Company has 110,000 shares of common stock reserved for issuance under the AmBase Corporation Stock Bonus Plan (the "Stock Bonus Plan"), which was approved by the Board of Directors of the Company in 1989. The purpose of the Stock Bonus Plan is to encourage individual performance and to reward eligible employees whose performance, special achievements, longevity of service to the Company or suggestions make a significant improvement or contribution to the growth and profitability of the Company. The Stock Bonus Plan is administered by the Personnel Committee of the Board of Directors. Members of the Personnel Committee are not eligible for an award pursuant to the Stock Bonus Plan. The Company's President may also designate eligible employees to receive awards, which are not to be in excess of 100 shares of Common Stock. No fees or expenses of any kind are to be charged to a participant. Any employee of the Company, except for certain officers or directors of the Company, are eligible to receive shares under the Stock Bonus Plan. Distributions of shares may be made from authorized but unissued shares, treasury shares or shares purchased on the open market.

For other information required to be set forth by the Company in response to this item, see the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 21, 2004, under the caption "Stock Ownership", which is incorporated herein by reference, which the Company intends to file with the Securities and Exchange Commission not later than 120 days after the close of its 2003 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning Principal Accountant Fees and Services is set forth by the Company under the heading "Proposal 2 - Appointment of Accountants" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 21, 2004, which is incorporated herein by reference, which the Company intends to file with the Securities and Exchange Commission not later than 120 days after the close of its 2003 fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as a part of this report:

1. *Index to Financial Statements:* ***Page***

AmBase Corporation and Subsidiaries:
Report of Independent Auditors 9
Consolidated Statements of Operations 10
Consolidated Balance Sheets 11
Consolidated Statements of Changes in Stockholders' Equity 12
Consolidated Statements of Comprehensive Income (Loss) 12
Consolidated Statements of Cash Flows 13
Notes to Consolidated Financial Statements 14

2. *Index to Financial Statements Schedules:*

Schedule III - Real Estate and Accumulated Depreciation

3. *Exhibits:*

3A. Restated Certificate of Incorporation of AmBase Corporation (as amended through February 12, 1991) (incorporated by reference to Exhibit 3A to the Company's Annual Report on Form 10-K for the year ended December 31, 1990).

3B. By-Laws of AmBase Corporation (as amended through March 15, 1996), (incorporated by reference to Exhibit 3B to the Company's Annual Report on Form 10-K for the year ended December 31, 1995).

4. Rights Agreement dated as of February 10, 1986 between the Company and American Stock Transfer and Trust Co. (as amended March 24, 1989, November 20, 1990, February 12, 1991, October 15, 1993, February 1, 1996 and November 1, 2000) (incorporated by reference to Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990, the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1993, the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the Quarterly period ended September 30, 2000, respectively).

10A. 1985 Stock Option Plan for Key Employees of AmBase and its Subsidiaries (incorporated by reference to Exhibit 10B to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

10B. 1993 Stock Incentive Plan as amended (incorporated by reference to Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 28, 1998).

10C. 1994 Senior Management Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 27, 1994).

10D. AmBase Officers and Key Employees Stock Purchase and Loan Plan (incorporated by reference to Exhibit 10E to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

10E. AmBase Supplemental Retirement Plan (incorporated by reference to Exhibit 10C to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

10F. Assignment and Assumption Agreement dated as of August 30, 1985, between the Company and City (incorporated by reference to Exhibit 28 to the Company's Current Report on Form 8-K dated September 12, 1985).

10G. Employment Agreement dated as of June 1, 1991 between Richard A. Bianco and the Company, as amended December 30, 1992 (incorporated by reference to Exhibit 10G to the Company's Annual Report on Form 10-K for the year ended December 31, 1992), as amended February 24, 1997 (incorporated by reference to Exhibit 10G to the Company's Annual Report on Form 10-K for the year ended December 31, 1996), as amended March 6, 2001 (incorporated by reference to Exhibit 10G to the Company's Annual Report on Form 10-K for the year ended December 31, 2000) and as amended December 16, 2001 (incorporated by reference to Exhibit 10G to the Company's Annual Report on Form 10-K for the year ending December 31, 2001.

14. AmBase Corporation - Code of Ethics as adopted by Board of Directors.

21. Subsidiaries of the Registrant.

23. Consent of Independent Accountants.

31.1 Rule 13a-14(a) Certification of Chief Executive Officer Pursuant to Rule 13a-14.

31.2 Rule 13a-14(a) Certification of Chief Financial Officer Pursuant to Rule 13a-14.

32.1 Section 1350 Certification of Chief Executive Officer pursuant to Rule 18 U.S.C. Section 1350.

32.2 Section 1350 Certification of Chief Financial Officer pursuant to Rule 18 U.S.C. Section 1350.

Exhibits, except as otherwise indicated above, are filed herewith.

(b) Reports on Form 8-K.

The Company did not file any Current Reports on Form 8-K during the quarter ended December 31, 2003.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBASE CORPORATION

/s/ **RICHARD A. BIANCO**
Chairman, President and Chief Executive
Officer (Principal Executive Officer)
Date: March 25, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities on the dates indicated.

/s/ **RICHARD A. BIANCO**
Chairman, President,
Chief Executive Officer and Director
Date: March 25, 2004

/s/ **JOHN P. FERRARA**
Vice President, Chief Financial Officer
and Controller
(Principal Financial and Accounting Officer)
Date: March 25, 2004

/s/ **JOHN B. COSTELLO**
Director
Date: March 25, 2004

/s/ **ROBERT E. LONG**
Director
Date: March 25, 2004

/s/ **MICHAEL L. QUINN**
Director
Date: March 25, 2004

AMBASE CORPORATION AND SUBSIDIARIES
SCHEDULE III. REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2003
(dollars in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E		
		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at which Carried at the Close of the Period		
Description	Encumbrances	Land	Building & Improvements	Improvements	Land	Building & Improvements	Total
Office Building:							
Greenwich, CT	$ -	$ 554	$ 1,880	$ 20	$ 554	$ 1,900	$ 2,454
Greenwich, CT	$ -	6,400	10,892	18	6,400	10,910	17,310
Total................	$ -	$ 6,954	$ 12,772	$ 38	$ 6,954	$ 12,810	$ 19,764

[Additional columns below]

[Continued from above table, first column(s) repeated]

COLUMN A	COLUMN F	COLUMN G	COLUMN H	COLUMN I
Description	Accumulated Depreciation	Date Constructed	Date Acquired	Life on Which Depreciated Latest Income Statement
Office Building:				
Greenwich, CT	$ 130	1970	Apr.-01	39 years
Greenwich, CT	303	1977	Dec.-02	39 years
Total...............	$ 433			

[a] Reconciliation of total real estate carrying value is as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Balance at beginning of year..............	$ 19,726	$ 2,435	$ -
Improvements..............................	38	-	-
Acquisitions................................	-	17,291	2,435
Balance at end of year.....................	$ 19,764	$ 19,726	$ 2,435
Total cost for federal tax purposes at end of each year.............	$ 19,764	$ 19,726	$ 2,435

[b] Reconciliation of accumulated depreciation as follows:

Balance at beginning of year..............	$ 104	$ 42	$ -
Depreciation expense.....................	329	62	42
Balance at end of year.....................	$ 433	$ 104	$ 42

DIRECTORS AND OFFICERS

Board of Directors

Richard A. Bianco
Chairman, President and
Chief Executive Officer
AmBase Corporation

John B. Costello
Private Investor

Robert E. Long
Managing Director
Goodwyn, Long & Black

Michael Quinn
Private Investor

AmBase Officers

Richard A. Bianco
Chairman, President and
Chief Executive Officer

John P. Ferrara
Vice President, Chief Financial Officer
and Controller

INVESTOR INFORMATION

Annual Meeting of Stockholders

The 2004 Annual Meeting is currently scheduled to be held at 9:00 a.m. Eastern Time, on Friday, May 21, 2004, at:

Hyatt Regency Hotel
1800 East Putnam Avenue
Greenwich, CT 06870

Common Stock Trading

AmBase stock is traded through one or more market-makers with quotations made available in the "pink sheets" published by the National Quotation Bureau, Inc.

Issue	*Abbreviation*	*Ticker Symbol*
Common Stock	AmBase	ABCP

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Shareholder Services
(800) 937-5449 or (718) 921-8200 Ext. 6820

Independent Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

Corporate Headquarters

AmBase Corporation
100 Putnam Green, 3rd Floor
Greenwich, CT 06830-6027
(203) 532-2000

Stockholder Inquiries

Stockholder inquiries, including requests for the following: (i) change of address; (ii) replacement of lost stock certificates;(iii) Common Stock name registration changes; (iv) Quarterly Reports on Form 10-Q; (v) Annual Reports on Form 10-K; (vi) proxy material; and (vii) information regarding stockholdings, should be directed to:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Shareholder Services
(800) 937-5449 or (718) 921-8200 Ext. 6820

In addition, the Company's public reports, including Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Proxy Statements, can be obtained through the Securities and Exchange Commission EDGAR Database over the World Wide Web at www.sec.gov.

Number of Stockholders

As of January 30, 2004, there were approximately 16,000 stockholders.